Press Release

Kingtone Wirelessinfo Solution Holding Ltd Regains Compliance with

NASDAQ Minimum Bid Price Requirement

Xi’an, China, November 27, 2012 - Kingtone Wirelessinfo Solution Holding Ltd (NASDAQ: KONE) ("Kingtone", or the "Company"), a China-based developer and provider of mobile enterprise solutions, today announced that the Company has received a letter dated November 26, 2012 from The NASDAQ Stock Market LLC ("NASDAQ") notifying the Company that it has regained compliance with the minimum bid price of $1.00 per share requirement for continued listing set forth in NASDAQ Listing Rule 5550(a)(2), as its American Depository Share (“ADS”) with its underlying ordinary share has achieved a closing bid price of $1.00 or greater for the 10 consecutive business days from November 6, 2012 to November 23, 2012.

The Company had previously announced that on December 19, 2011, NASDAQ notified the Company that the Company’s security failed to maintain a minimum closing bid price of $1.00 per share ("Minimum Bid Price Requirement") over the previous 30 consecutive business days as required by NASDAQ Listing Rule 5550(a)(2). The Company was provided 180 calendar days to regain compliance. In a letter dated June 20, 2012, NASDAQ notified the Company that it was eligible for an additional 180-day period, or until December 17, 2012, to regain compliance with the Minimum Bid Price Requirement. To maintain the continued listing of the ADSs on NASDAQ, the Company approved a combination, or reverse split of the ordinary shares issued by the Company at a ratio of 1 for 10, effective November 6, 2012.

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (KONE) is a China-based developer and provider of mobile enterprise solutions. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit Kingtone’s website at http: www.kingtoneinfo.com. The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as "may," "could," "would," "plan," "anticipate," "believe," "estimate," "predict," "potential," "expects," "intends", "future" and "guidance" or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management's current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company's control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on 20-F, as amended. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Yao Ti:
Tel:  +86-29-8826-6383
Email: tiyao@kingtoneinfo.com